RADIATION THERAPY SERVICES, INC.

2234 Colonial Boulevard

Fort Myers, Florida 33907

May 7, 2007

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Re:	Form 10-K for Fiscal Year Ended December 31, 2006 Filed on February 15, 2007 File No. 000-50802

Dear Mr. Rosenberg:

Set forth below are the responses of Radiation Therapy Services, Inc. (the “Company”) to the April 25, 2007 telephonic comments from Ibolya Ignat to David Koeninger, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For your convenience, the Staff’s comments as given telephonically by Ms. Ignat are set forth in bold and followed by the Company’s response.

Comment 1 (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Billings and Collections, pages 48 and 49)

It does not appear that the changes to allowance estimates of prior period recorded during the current period have been disclosed in your filing. This disclosure was requested in the first bullet point of original comment 1 issued on September 27, 2006. At the minimum your filing should have described the systems limitations described in your letter of October 6, 2006, November 6, 2006 and January 26, 2007. Please provide your proposed disclosure in disclosure type format. Disclose the effect that a change in estimate may have on the Company’s financial position and results of operations. (Should be in critical accounting policies).

Response:

We did expand our disclosure to include the changes to allowance estimates of the prior period recorded during the current period which disclosure is located in the fourth paragraph on page 50 of our 2006 Form 10-K under Critical Accounting Policies, Net Patient Service Revenue and Allowance for Contractual Discounts. The disclosure specifically states that “Adjustments to revenue related to changes in prior period estimates decreased patient service revenue by approximately $1,869,000, $1,149,000, and $5,800,000 for the years ended December 31, 2004,

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

May 7, 2007

2005 and 2006, respectively or approximately 1.1%, 0.5%, and 2.0% of the net patient service revenue for the years ended December 31, 2004, 2005 and 2006, respectively.”

Comment 2 (Critical Accounting Policies page 49. Net Patient Service Revenue and Allowances for Contractual Discounts.)

We did not see the disclosure you proposed to include in response to the second bullet point of comment 1 issued on September 27, 2006. Please refer to your response letter dated October 6, 2006. Please confirm that the requested information will be included in future filings.

Response:

We indicated in our response letter dated October 6, 2006 that, due to the number and type of factors impacting our estimates, we cannot quantify the reasonably likely impact of a change in estimate on our financial statements. While we further indicated in the letter that based on our historical experience it would not likely be more than 5% at December 31, 2005, as an alternative we did provide a disclosure of three years of actual changes to allowance estimates which we believe provides a meaningful historical perspective.

*     *     *     *     *

In accordance with the Staff’s request set forth in the original comment letter, the Company again acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the Staff’s comments. If you have any questions, please don’t hesitate to contact me at (239) 931-7282.

Sincerely,

/s/ David M. Koeninger
David M. Koeninger Executive Vice President and CFO

cc:	Daniel E. Dosoretz, M.D., President and Chief Executive Officer Darrell C. Smith, Esquire of Shumaker, Loop & Kendrick, LLP

2